Exhibit 99.1
trivago N.V.
Annual General Meeting of Shareholders
June 28, 2024 - 3:00 p.m. CEST

Voting Results

Resolution	For	Against	Abstain
Adoption of the annual accounts over the financial year 2023	2,426,041,050	215,120	533,255
Appointment of the external auditor for the financial year 2024	2,426,138,595	586,585	64,245
Release of the managing directors from liability for the exercise of their duties during the financial year 2023	2,425,462,805	880,480	446,140
Release of the supervisory directors from liability for the exercise of their duties during the financial year 2023	2,425,475,840	900,785	412,800
Re-appointment of Joana Breidenbach as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027	2,425,776,515	763,260	249,650
Re-appointment of Robert J. Dzielak as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027	2,424,993,795	1,551,485	244,145
Re-appointment of Eric M. Hart as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027	2,423,809,815	2,724,030	255,580
Appointment of Hari Nair as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2027	2,425,755,230	784,525	249,670
Appointment of Robin Harries as managing director for a period expiring at the end of the annual general meeting to be held in the year 2028	2,425,931,125	623,870	234,430
Approval of supervisory board compensation	2,425,783,185	832,370	173,870
Approval of an amendment to the Company's 2016 Amended and Restated Omnibus Incentive Plan	2,420,268,190	6,296,530	224,705
Authorization of the management board to acquire shares in the Company's capital	2,426,121,780	420,120	247,525